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SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Angeion Corporation
(Exact name of registrant as specified in its charter)

Minnesota (State of incorporation or organization)	41-1579150 (I.R.S. Employer/Identification No.)
350 Oak Grove Parkway Saint Paul, Minnesota (Address of principal executive offices)	55127-8599 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

        If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

        Securities Act registration statement file number to which this form relates: 001-13543

        Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock,
$.10 par value
(Title of Class)

Warrants to Purchase Common Stock, $.10 par value.
(Title of Class)

Item 1. Description of Securities to be Registered.

Common Stock

        On October 24, 2002, the United States Bankruptcy Court for the District of Minnesota (the "Court") approved the Joint Modified Plan of Reorganization dated as of September 4, 2002, filed in the Court (the "Plan"), of Angeion Corporation (the "Company"), including the Amended and Restated Articles of Incorporation. The Plan cancelled all of the Company's outstanding securities. This Form 8-A registers the new common stock and common stock purchase warrants to be issued pursuant to the Plan.

        Under the Amended and Restated Articles of Incorporation, the Company has authorized twenty-five million (25,000,000) shares of its common stock $.10 par value and five million (5,000,000) shares of its undesignated preferred stock. Further, the Amended and Restated Articles of Incorporation provide that the Company may not issue any non-voting shares of its stock prior to November 1, 2003.

        Each share of common stock is entitled to one vote on all matters submitted to a vote of the shareholders. Shareholders do not have cumulative voting rights. The absence of cumulative voting rights generally means that the holders of a majority of the outstanding shares of common stock can elect all the directors then standing for election. The Amended and Restated Articles of Incorporation, however, grant the Creditors' Committee formed under the Plan (the "Creditors' Committee"), the right to designate four (4) directors at any time. This right terminates on the earlier of: (i) January 1, 2006 or (ii) the date on which the former holders of the Company's 7 1/2% Senior Convertible Notes due April 2003 (the "Notes") collectively own less than forty percent (40%) of the outstanding common shares. Until this right is terminated, there will be at least one (1) director serving as a Designee of the Creditors' Committee. The Board of Director's approval of (a) a merger of the Company with or into another entity or (b) a sale of all or substantially all of the assets of the Company, requires the unanimous vote of the Designee(s) of the Creditors' Committee.

        Subject to the rights and preferences of any preferred stock, each share of common stock has an equal and ratable right to receive dividends legally declared by our Board of Directors, out of any funds legally available for the payment thereof. In the event of our liquidation, dissolution or winding up, after satisfaction of amounts payable to creditors and distribution to the holders of outstanding preferred stock, if any, of amounts to which they may be preferentially entitled, holders of the common stock are entitled to share ratably, on a per share basis, in the assets available for distribution to the shareholders.

        In connection with the Plan, the Company also adopted Amended and Restated Bylaws. Under the Company's Amended and Restated Bylaws, for a period of three years after the end of the fiscal year in which this Plan is confirmed, no purchase of the Company's common stock may be made by any beneficial owner of 5% or greater of the Company's common stock (or any person who would become a 5% or greater owner as a result of the purchase), unless the purchase is approved in advance by the Company's Board of Directors. Further, each beneficial owner of 5% or greater of the Company's common stock immediately following confirmation of the Plan is prohibited from transferring more then 60% of such holder's common stock during the two year period after confirmation, unless the transfer is approved in advance by the Board of Directors.

        Holders of common stock are not entitled to subscription or preemptive rights. All outstanding shares of common stock when issued in connection with the Plan will be validly issued, fully paid and nonassessable.

        The current transfer agent for the common stock is Wells Fargo Bank Minnesota, N.A.

        Filed as exhibits to this Form 8-A are the Plan and the order of the Court confirming the Plan.

        Also filed as exhibits to this Form 8-A are the Company's Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws.

Warrants

        The Warrants were issued under and are governed by the provisions of a Warrant Agreement (the "Warrant Agreement") between the Company and Wells Fargo Bank Minnesota, N.A. as Warrant Agent (the "Warrant Agent"). The following summary of the Warrant Agreement is not complete, and is qualified in its entirety by reference to the Warrant Agreement. A copy of the Warrant Agreement is filed as an exhibit to this Form 8-A.

        Each Warrant entitles the holder thereof to purchase one share of common stock prior to 5:00 p.m. Central Time on October 31, 2007, subject to earlier call and redemption by the Company. Each Warrant is exercisable at an exercise price of $7.79 per share of common stock, subject to adjustment in certain events.

        The Warrants may be exercised upon surrender of the certificate therefor on or prior to the expiration date (or earlier redemption date) at the offices of the Warrant Agent, with the form of "Purchase Form" on the reverse side of the certificate properly completed and executed as indicated, accompanied by payment of the full exercise price (by certified or cashier's check payable to the order of the Company) for the number of Warrants being exercised.

        The Warrants are subject to redemption by the Company for $.01 per Warrant at any time after January 1, 2004, provided that the closing price of the common stock exceeds $9.73 (subject to adjustment) for ten consecutive trading days after January 1, 2004 and during the term of the Warrants. Written notice must precede redemption by 30 days. Upon redemption, holders of the Warrants will automatically forfeit all rights thereunder except the right to receive the $.01 redemption price per Warrant, unless the Warrants are exercised before they are redeemed.

        The Warrant holders are not entitled to vote, receive dividends or exercise any of the rights of common stock shareholders for any purpose. The Warrants are in registered form and may be presented for transfer, exchange or exercise at the office of the Warrant Agent.

        The Warrant Agreement provides for adjustment of the exercise price and the number of shares of common stock purchasable upon exercise of the Warrants to protect warrant holders against dilution in certain events, including stock dividends, stock splits, reclassification, and any combination of shares, or the merger, consolidation, or disposition of substantially all of the Company's assets.

Item 2. Exhibits.

        2.1—Joint Modified Plan of Reorganization dated as of September 4, 2002

        3.1—Amended and Restated Articles of Incorporation of Angeion Corporation.

        3.2—Amended and Restated Bylaws of Angeion Corporation.

        4.1—Form of Common Stock Certificate.

        4.2—Form of Warrant Certificate.

        4.3—Form of Warrant Agreement dated as of October 25, 2002, by and between Angeion Corporation and Wells Fargo Bank Minnesota, N.A., as Warrant Agent.

        99.1—Order in re: Angeion Corporation Case No. 02-32260 issued on October 24, 2002 by the United States Bankruptcy Court, District of Minnesota, Third Division confirming the Joint Modified Plan of Reorganization dated as of September 4, 2002.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGEION CORPORATION
Dated: October 25, 2002
/s/ RICHARD JAHNKE
	Its:	President and Chief Executive Officer

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  Item 1. Description of Securities to be Registered.
  Item 2. Exhibits.
SIGNATURE